FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Valuing Undrilled Exploration Acreage:

CGG and Wood Mackenzie Release

EV2 Exploration Valuation Platform

Global coverage of 100 priority basins and dynamic modeling tool to help the exploration community do more with less

Paris, Houston, 17 October 2016 — Launched today, the powerful EV2 decision support platform enables oil and gas clients to determine the value of undrilled exploration acreage in the world’s most prospective basins. Combining the geological expertise of CGG Robertson with the commercial insight of Wood Mackenzie, EV2 represents an industry first in terms of coupling a flexible valuation tool with a rigorous and detailed geological knowledge base in an intuitive environment. Wood Mackenzie is a Verisk Analytics (Nasdaq:VRSK) business.

EV2 differentiates volume and value potential at basin, play, and block scales and combines this analysis with unique functionality, such as the ability to change underlying subsurface modeling assumptions. Users can incorporate proprietary knowledge from seismic, geologic data and in-house expertise to calibrate yet-to-find reserve assumptions, subsurface risk maps, and oil price assumptions. Custom scenarios allow quick comparison of farm-ins, license rounds, and new deal opportunities for new ventures teams, petroleum economists, and financial analysts.

The platform now covers 100 priority basins around the world in areas with leading exploration potential, upcoming license rounds, and high-profile prospects to help clients secure the best value return on their investment. A further 80 basins will be released between now and March 2017, resulting in a comprehensive global data set. EV2 allows users to value corporate acreage portfolios in an objective, comparable, and consistent manner, helping to fill a critical gap in the market.

The EV2 platform is prepopulated with detailed basin, play, and block data, distinguishing it from other offerings that simply provide modeling software. The solution delivers baseline geologic assessments, including play-level maps of combined common risk segment (CCRS), lead density, and hydrocarbon phase. Statistical yet-to-find (YTF) analysis, field development scenarios, and block-specific fiscal terms are also transparently presented in EV2. This data provides trusted insight to expedite the new ventures workflow.

Sophie Zurquiyah, chief operating officer, Geology, Geophysics & Reservoir, CGG, said: “Following industry interest in the prerelease EV2 ten-basin analysis multi-client product in 2014, we are delighted to be delivering the EV2 valuation platform. With our strategic ally Wood Mackenzie, we will continue to expand and update this offering to ensure it brings our clients accurate and reliable insight to increase their chances of success. At a time of continued low oil prices and reduced exploration spending, we believe EV2 will provide crucial input to explorers that will reduce the risks and increase the value of their decisions.”

Neal Anderson, president of Wood Mackenzie, said: “The unmatched alliance of Wood Mackenzie and CGG has created a completely unique offering for our clients. EV2 is timely, easy to use, and adds objectivity to decision-making. This is the first tool that provides an independent, transparent, and consistent view of volume and value potential for undrilled acreage. The ability to value corporate acreage portfolios will help explorers invest wisely.”

EV2 global coverage map, indicating the 100 priority basins now available in light blue and the additional 80 basins to be released by 1H17 in dark blue.

Additional information about EV2 can be found here: www.ev-2.com

For more information, please contact:

Wood Mackenzie: Judy Dane, Senior PR Manager for Wood Mackenzie, T: +1 713 425 3725; E: press@woodmac.com

CGG: Christophe Barnini, Senior VP, Group Communications, T: + 33 1 64 47 38 11; E: invrelparis@cgg.com

Catherine Leveau, Senior VP, Investor Relations, T: + 33 1 64 47 34 89; E: invrelparis@cgg.com

About Wood Mackenzie

Wood Mackenzie is a global leader in commercial intelligence across the natural resources landscape, which includes energy, renewables, chemicals, metals, and mining industries. We provide objective analysis and advice on assets, companies, and markets, giving clients the insights they need to make better strategic decisions. Wood Mackenzie is a Verisk Analytics (Nasdaq:VRSK) business. For more information, visit www.woodmac.com

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition, and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 17th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO